Contact

www.linkedin.com/in/jeff-paine-95581542 (LinkedIn)
breakitdownaustin.org (Company)

Top Skills

Environmental
Sustainability
Environmental Awareness

Languages

English

Honors-Awards

Eagle Scout

Jeff Paine

Owner, Break it Down
Austin

Summary

It started with a half ton Nissan pick-up and a pile of compost in my front yard back in 2009. Break it Down is now a full-fledged recycling and compost company operating throughout the greater Austin, Texas region.

We offer a unique combination of collection services, and we can accept items that others can't or won't take. Besides single-stream recycling and composting of virtually any food waste, we accept plastic film, aseptic containers, packing peanuts, and hospital polypropylene blue wrap.

Our long-term vision is especially focused on food wastes. While mostly inedible to people, they nevertheless retain a lot of potential energy. I'm interested in how to maximize the conversion of that energy to high-quality foods. Some food can be fed directly to chickens or pigs. Coffee grounds can be used as a substrate for growing oyster mushrooms. Black soldier fly larvae will devour all kinds of foods, especially animal by-products, and the resulting grubmeal is an excellent alternative to soybean meal and fishmeal as a livestock feed.

Never before has so much food waste existed on the planet. This abundance means there is a huge opportunity for developing safe and effective methods to create high-value food products and revolutionize the composting industry.

Experience

Break it Down
Owner
August 2009 - Present (12 years 10 months)
Austin, TX

Composting and recycling services for businesses, offices, apartments, and single-family residences.

Zero Waste Advisory Commission
Commissioner
October 2011 - July 2015 (3 years 10 months)
Austin, TX

Education

The University of Texas at Austin
MSE, Chemical Engineering · (2007 - 2010)

University of California, Berkeley
MS, Earth and Planetary Sciences · (2003 - 2005)

Carleton College
BA, Physics · (1998 - 2002)